November 8, 2010

Mr. Russell Mancuso

Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:          Tornier B.V.
Registration Statement on Form S-1 (File No. 333-167370)

Dear Mr. Mancuso:

On behalf of Tornier B.V. (the “Company”), set forth below is the Company’s supplemental response to the matter raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Comment 6 of your letter, dated October 20, 2010, to the Company (the “SEC Comment Letter”) relating to the Company’s Registration Statement on Form S-1 filed on June 8, 2010, and amended on each of July 15, 2010, August 11, 2010, September 14, 2010, October 4, 2010, October 14, 2010 and October 27, 2010 (the “Registration Statement”) in respect of the Company’s initial public offering of its ordinary shares.  On October 27, 2010, the Company submitted to the Commission Amendment No. 6 to the Registration Statement (the “Amendment”), containing changes made in response to the Staff’s comments.  Following discussions with the Staff on November 5, 2010, we have set forth below additional information relating to Comment 6 of the SEC Comment Letter.  Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

* * * * * * * * * *

Exhibit 3.2

1.             Comment:  The purpose of Article 15 is unclear given that it appears to conflict with Article 13 section 4. Please advise.

Response:  The Company previously advised that Article 13, section 4 of exhibit 3.2 provides the general rule that, in the ordinary course, the Company’s board of directors may only act if a majority of its members are present or otherwise represented at a meeting.  Section 2:134 of the Dutch Civil Code requires that a company’s articles of association provide a provision to address situations in which one or more members of a board is absent or unable to act.  The intent of Article 15 is to satisfy this provision and provide that, in rare circumstances, when a director is incapacitated, severely ill or similarly absent or prevented from acting, the remaining members of the board (or, in the event there are no such remaining members, a person appointed by the Company’s shareholders at a general meeting) will be entitled to act on behalf of the board in the management of the Company, notwithstanding the requirements of Article 13 that would otherwise require a majority of the board be present.  Accordingly, under Dutch law, the purpose of Article 15 is to supersede Article 13, section 4 in limited circumstances.

In addition, further to a conversation with the Staff on November 5, 2010, the Company will revise, in Amendment No. 7 to the Registration Statement, the fourth full paragraph on page 111 of the Registration Statement, as follows:

“It is expected that all meetings of the board of directors will be held in The Netherlands. Each director has the right to cast one vote and may be represented at a meeting of the board of directors by a fellow director. The board of directors may pass resolutions only if a majority of the directors is present at the meeting and all resolutions must be passed by a majority of the directors present or represented.  However, as required by Dutch law, our amended articles of association provides that when one or more members of the board of directors is absent or prevented from acting, the remaining members of the board of directors will be entrusted with the management of our company.  The intent of this provision is to satisfy certain requirements under Dutch law and provide that, in rare circumstances, when a director is incapacitated, severely ill or similarly absent or prevented from acting, the remaining members of the board (or, in the event there are no such remaining members, a person appointed by our shareholders at a general meeting) will be entitled to act on behalf of the board in the management of our company, notwithstanding the general requirement that otherwise requires a majority of our board be present.  In these limited circumstances, our amended articles of association permit our board of directors to pass resolutions even if a majority of the directors is not present at the meeting.”

Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8656 with any further questions or comments.

Very truly yours,

/s/ Jeffery Fang

Jeffery Fang

Enclosures

cc:                                 Mr. Tom Jones, Staff Attorney

Carmen L. Diersen, Global Chief Financial Officer

Cristopher Greer, Esq.